 Filed Pursuant to Rule 433
 Registration Statement No. 333-269826-01
Pricing Term Sheet
Constellation Energy Generation, LLC
$900,000,000 5.750% Green Senior Notes Due 2054
March 12, 2024
Issuer:	Constellation Energy Generation, LLC
Expected Ratings*:	Baa2 (Moody’s) / BBB+ (S&P)
Principal Amount:	$900,000,000
Security Type:	Green Senior Notes
Trade Date:	March 12, 2024
Settlement Date**:	March 15, 2024 (T+3)
Coupon:	5.750%
Maturity Date:	March 15, 2054
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2024
Benchmark Treasury:	4.750% due November 15, 2053
Benchmark Treasury Price and Yield:	107 – 11 3/4 / 4.307%
Spread to Benchmark Treasury:	145 basis points
Yield to Maturity:	5.757%
Offering Price:	99.901% of Principal Amount
Optional Redemption:
At any time prior to September 15, 2053 (six months prior to the Maturity Date) (the “Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Green Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Green Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.
At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	210385AF7 / US210385AF78
Joint Bookrunners:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC BNP Paribas Securities Corp. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.

*
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**
We expect to deliver the bonds on or about March 15, 2024, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet may be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.